UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): November 8, 2002

N A V I S T A R   I N T E R N A T I O N A L   C O R P O R A T I O N
(Exact name of registrant as specified in its charter)

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	60555
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (630) 753-5000

ITEM 5. OTHER EVENTS

Navistar International Corporation (the "Registrant") today completed the sale of a total of 7,755,030 shares of its Common Stock, par value $.10 per share, at a price of $22.566 per share and an aggregate purchase price of $175,000,000, to the following three employee benefit plan trusts of International Truck and Engine Corporation:

Trust	Number of Shares
International Truck and Engine Corporation Non-Contributory Retirement Plan Trust	4,653,018
International Truck and Engine Corporation Retirement Plan for Salaried Employees Trust	1,551,006
International Truck and Engine Corporation Retiree Health Benefit Trust	1,551,006

The securities were offered and sold in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 under Regulation D.

The securities offered have not yet been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
                    Registrant

Date: November 8, 2002   /s/ Mark T. Schwetschenau
                                       Mark T. Schwetschenau
                                       Vice President and Controller
                                       (Principal Accounting Officer)